QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2008

INTRODUCTION

The following information, prepared as of August 8, 2008, should be read in conjunction with the unaudited interim consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at June 30, 2008 and for the three and six months ended June 30, 2008 and 2007 and its audited annual consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and the related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s 2007 Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Quest’s primary business focus is mortgage lending on the security of Canadian real estate.  The Company’s primary lending activity is to provide first mortgages concentrating on residentially oriented real estate. In general, a loan is residentially oriented, if, at the time the loan is made, the real estate on which the loan is secured is, or is intended to be, devoted to residential purposes. This includes financing the development or acquisition of single family, apartment, condominium, social housing and nursing/retirement residences.  A secondary lending activity is to provide mortgages secured by commercial or industrial properties.  The Company also participates in bridge lending to Canadian companies secured by resource assets located in Canada.

As a mortgage investment corporation (“MIC”), Quest can decrease its taxable income through the payment of dividends to its shareholders and to this end, Quest’s goal is to enhance shareholder value by increasing dividend distributions to its shareholders and in the process reduce its corporate taxes. It is the Company’s intention to further enhance shareholder distributions by increasing profitability through the use of leverage to grow its mortgage portfolio.

The growth of its mortgage portfolio will be carried out prudently and profitably through the use of increased leverage as opposed to any increase in its equity. In January 2008, the Company arranged bank lines totaling $88 million for this purpose.  In June 2008, Quest began the process of applying for a deposit taking license from the Office of the Superintendent of Financial Institutions (Canada) in order to access alternate sources of funding.  If successful, Quest would envision accepting customer term deposits (through brokers and agents) towards the end of 2009.  Under MIC rules, the Company will be able to carry up to five times its equity in debt, including term deposits, thereby allowing the Company to increase the loan portfolio proportionately.

NON-GAAP MEASURES

Basic earnings per share (“EPS”) before taxes, return on equity before taxes, return on assets before taxes and payout ratio on earnings before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The fact that tax expense is for the most part a non-cash item to the Company is the major reason the Company calculates and highlights various ratios on a before tax basis.  Non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

•	basic earnings per share before taxes – earnings before taxes divided by number of common shares outstanding for basic EPS purposes;

•	return on equity before taxes – earnings before taxes divided by average shareholders’ equity;

•	return on assets before taxes – earnings before taxes divided by average total assets; and

•	payout ratio on earnings before taxes – dividends paid per share divided by basic earnings per share before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

FINANCIAL PERFORMANCE

Table 1 - Selected Financial Information
($ thousands, except per share amounts)
	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Key Performance Indicators
Interest income	11,549	9,356	22,680	19,480
Other income	114	4,336	234	7,457
Net interest and other income	10,691	13,674	21,315	26,689
Earnings before income taxes	8,053	10,735	15,537	20,050
Earnings per share before taxes(1)	0.05	0.07	0.11	0.14
Net earnings for the period	7,526	7,366	14,625	14,755
Earnings per share – basic	0.05	0.05	0.10	0.10
Earnings per share – diluted	0.05	0.05	0.10	0.10
Return on equity before taxes(1)(2)	11%	15%	11%	14%
Return on equity(1)(2)	10%	10%	10%	10%
Return on assets before taxes(1)(2)	9%	15%	9%	13%
Return on assets(1)(2)	8%	10%	8%	10%
Dividends paid per share	0.045	0.025	0.070	0.045
Payout ratio on earnings before taxes(1)	82%	34%	66%	33%
Loans			350,419	240,055
Total assets			366,539	295,798
Shareholders' equity			295,524	288,311
Book value per share			2.01	1.99

1.	See non-GAAP measures disclosed in this MD&A.
2.	Annualized basis.

QUARTERLY DIVIDEND DECLARED

The Board declared a quarterly dividend of $0.045 per share at its meeting held August 7, 2008 payable September 30, 2008 to shareholders of record on September 15, 2008. As a MIC, Quest may deduct dividends paid to shareholders in the computation of its taxable income. During the course of this year, the Company has paid dividends of $0.045 and $0.025 per share in June and March, respectively and expects to pay sufficient dividends during the remainder of 2008 and within 90 days of the end of 2008 to reduce its taxable income to a negligible amount after first deducting any tax losses and other deductions carried forward.

OUTLOOK

As the credit market turmoil continues, Quest has seen an increasing number of new lending opportunities, as well as an increase in the quality of borrowers. Quest expects this to continue throughout 2008.

The Company monitors very closely the credit quality of its loans and continues to focus on the loan to value and the location of its collateral. Despite the credit market turmoil being negative for the broad industry, the Company’s circumstances continue to remain strong.  As of June 30, 2008, the Company has three impaired loans totaling $12 million. Quest’s management expects to recover the full amount of its investment as the underlying security is estimated to be $20 million.

Quest has been successful in penetrating the Saskatchewan lending market and has also commenced lending in selected areas in the Ontario market through its new originator located in the Toronto office. The Company expects to be able to increase its loan portfolio in these regions throughout the remainder of the year.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	For the three months ended June 30, 2008		For the three months ended June 30, 2007		For the six months ended June 30, 2008		For the six months ended June 30, 2007
Net interest, other income and provision for loan losses
Interest income	11,549	108%	9,356	68%	22,680	106%	19,480	73%
Other income	114	1%	4,336	32%	234	1%	7,457	28%
Interest on debt	(726)	(7)%	(18)	0%	(1,149)	(5%)	(248)	(1%)
Provision for loan losses	(246)	(2)%	-	0%	(450)	(2%)	-	0%
	10,691	100%	13,674	100%	21,315	100%	26,689	100%
Expenses
Salaries	942	36%	1,018	35%	1,678	29%	1,917	29%
Bonuses	487	18%	965	33%	992	17%	1,870	28%
Stock-based compensation	268	10%	366	12%	540	9%	566	9%
Legal and professional services	258	10%	352	12%	980	17%	712	11%
Other	683	26%	238	8%	1,588	28%	1,574	23%
	2,638	100%	2,939	100%	5,778	100%	6,639	100%

Net income before income taxes	8,053		10,735		15,537		20,050
Income taxes	527		3,369		912		5,295

Net income for the period	7,526		7,366		14,625		14,755

The three months ended June 30, 2008 is Quest’s second quarter operating as a MIC. There are some fundamental differences in operations between this year’s and last year’s second quarter. The Company is no longer providing corporate finance, management and investment services and accordingly, there are no revenues or expenses for such activities in second quarter 2008 results. Also, while still eligible under MIC rules when lending on Canadian assets, only one bridge loan was funded during the second quarter of 2008. These factors have led to a decrease in net income before taxes, however, by utilizing the special taxation rules for MICs, income tax expense has decreased and the Company’s second quarter 2008 net income is $0.2 million or 2% greater than net income in the second quarter of 2007. On a sequential basis, net income is $0.4 million or 6% greater than that of the first quarter of 2008.

Interest income

Interest income includes loan interest at the stated loan rate excluding interest that has not been accrued on impaired loans plus loan commitment fees net of originators’ fee expense.  Interest is calculated using the effective interest rate method.

Interest income increased $2.2 million or 23% to $11.5 million for three months ended June 30, 2008 as compared to $9.4 million during the comparative period in 2007.  This increase was largely due to greater average loan balances in 2008 as compared to 2007.  Measured on a quarterly basis, the average outstanding loan portfolio was $339 million during the second quarter of 2008, a $94 million or 38% increase over the $245 million average balance outstanding during the second quarter of 2007.  Based on these average outstanding portfolio balances, interest yields were 13.6% in the second quarter of 2008 compared to 15.3% in the comparative period in 2007.  The decrease in yield during 2008 as compared to 2007 reflects the decrease in bridge loan activity as compared to the comparative period in 2007.

Other income

The Company divested itself of its management, corporate finance and investment operations during 2007 as previously disclosed.  As well, only one bridge loan was funded during the  second quarter of 2008.  Consequently, the only other income reported during the three months ended June 30, 2008 relates to the service fees generated from syndicated loans.  During the three months ended June 30, 2008, the Company reported $0.1 million in servicing fees as compared to $0.3 million in the comparative period in 2007. Syndicated loan servicing fees have decreased due to the Company choosing to fund loans with its revolving line of credit instead of increasing syndications. During the second quarter of 2007, the Company recorded $3.6 million in gains on sale of marketable securities and investments and management and finder’s fees.

Interest expense and provision for loan losses

Interest expense relates to interest on Quest’s revolving debt facility in 2008 and other debt facility in 2007 used to assist in funding its mortgage portfolio. This expense has grown with increased utilization of the facility.  Commencing in 2008, the Company established a general allowance for loan losses to be consistent with industry practice.  During the three months ended June 30, 2008, the Company has taken a charge for a general allowance for loan losses of $0.2 million as compared to $nil in the comparative period in 2007. As at June 30, 2008, the Company’s general allowance for loan losses is $0.5 million. There has been no specific loan loss provisions recorded in 2008 or during the comparative period in 2007.

Salaries and bonuses

Salaries and benefits decreased $0.1 million or 7% during the three months ended June 30, 2008 as compared to the comparative period in 2007. As at June 30, 2008, the Company had 22 employees involved in lending operations as compared to 15 employees as at June 30, 2008.  At June 30, 2007, the Company also had 10 employees engaged in management and corporate finance operations.

Bonuses for the quarter ended June 30, 2008 were $0.5 million, a decrease of $0.5 million or 50% from $1.0 million in the comparative period in 2007, primarily due to a decrease in bonuses paid to employees in corporate finance operations.  Bonuses represent amounts under the Company’s incentive plans paid to officers and employees of the Company.  The Company’s incentive plans include discretionary and non-discretionary components. Discretionary payments and allocations are subject to the approval of the Compensation Committee and the Board of Directors. Non-discretionary amounts relate to the originators’ fees which have been netted against commitment fee income and included as a component of interest income.

Stock-based compensation

Stock-based compensation decreased $0.1 million or 27% to $0.3 million in the second quarter of 2008 as compared to $0.4 million in the comparative period in 2007.  The expense related to options is recorded on a straight line basis over the expected vesting term of the option (usually three years), therefore the current expense relates to options vesting over a three year period.

Legal and professional fees

Legal and professional fees decreased $0.1 million or 27% to $0.3 million during the three months ended June 30, 2008 as compared to $0.4 million in the comparative period in 2007. Approximately $0.1 million of these legal and professional fees are non-recurring expenses related to special advisory work carried over from 2007.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have increased $0.4 million or 187% to $0.7 million during the quarter ended June 30, 2008 as compared to $0.2 million in the comparative period in 2007 which included a recovery of $0.3 for sales taxes.

Provision for income taxes

The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions which may be used to reduce future taxable income.  During the three months ended June 30, 2007, net income was reduced through the recording of a tax provision as a result of the utilization of future tax assets previously set up.  In the current period, tax expense has also been recorded based on the utilization of this tax asset, however, the Company’s ability to deduct dividend payments in the calculation of taxable income has resulted in a much reduced tax provision. During the quarter, the Company utilized $0.7 million of tax losses. There is approximately a further $1.7 million of losses carried forward available to be utilized during the remainder of 2008.

Net income

For the quarter ended June 30, 2008, the Company had consolidated net income of $7.5 million (or $0.05 basic EPS) compared to consolidated net income of $7.4 million (or $0.05 basic EPS) during the comparative period in 2007 an increase of $0.2 million or 2%. On a year to date basis, net income has decreased $0.1 million or 1%.

Comprehensive income

The Company did not have any available for sale assets or liabilities whose fair values differ from their original carrying value during 2008.  As a result, there is no other comprehensive income to report during the period ended June 30, 2008.  Other comprehensive loss for the three months ended June 30, 2007 was $1.1 million and included $0.5 million of unrealized losses on available-for-sale financial assets.

FINANCIAL POSITION

Table 3 - Asset Components
($ thousands)
	June 30, 2008		December 31, 2007		June 30, 2007
Asset mix
Cash and cash equivalents	3,101	1%	30,484	9%	26,163	9%
Loans	350,419	96%	277,710	85%	240,055	81%
Future tax asset	2,981	1%	3,916	1%	9,000	3%
Other	10,038	2%	13,634	5%	20,580	7%
	366,539	100%	325,744	100%	295,798	100%

Cash

The Company’s cash resources at June 30, 2008 were $3.1 million as compared to $30.5 million as at December 31, 2007 and $26.1 million at June 30, 2007.  Cash and cash equivalents include cash balances with a major Canadian chartered bank, and do not include any investments in commercial paper. The Company attempts to keep its cash balances to a minimum during periods when it has drawn on its revolving debt facility.

Loans

The Company’s loan portfolio continued to grow during the second quarter of 2008 to $350.4 million representing a 26% increase over the portfolio balance as at December 31, 2007 and a 46% increase over that at June 30, 2007.  As at June 30, 2008, 95% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 96% at December 31, 2007 and 88% at June 30, 2007.  As at June 30, 2008, Quest’s loan portfolio consisted of 63 loans of which 57 were mortgages secured by real estate and 6 were bridge loans secured by various mining and energy related assets.  The following table illustrates the composition of the Company’s loan portfolio:

Table 4 – Loan Portfolio
($ thousands)
	June 30, 2008		December 31, 2007		June 30, 2007
Principal Outstanding
Mortgages
Land under development	148,841	41%	151,607	52%	120,659	48%
Real estate – residential	39,923	11%	22,752	8%	49,957	20%
Real estate – commercial	68,359	19%	51,123	18%	48,589	19%
Construction	83,525	24%	54,162	18%	2,140	1%
Total mortgages	340,648	95%	279,644	96%	221,345	88%
Bridge loans	18,846	5%	10,549	4%	30,560	12%
Total principal outstanding	359,494	100%	290,193	100%	251,905	100%
Prepaid and accrued interest, net	(4,630)		(8,877)		(8,222)
Deferred loan fees and other, net	(3,995)		(3,606)		(3,628)
General allowance for loan losses	(450)		0		0

As recorded on the balance sheet	350,419		277,710		240,055

The Company funded $72 million in loans during the three months ended June 30, 2008, an increase of $13 million or 22% over the loans funded of $59 million in the comparative period in 2007. For the six months ended June 30, 2008, the Company’s funded $149 million in loans, representing an increase of $64 million or 75% over that funded during the six months ended June 30, 2007. The Company syndicated $5.7 million in loans during the quarter ended June 30, 2008 compared to $4.3 million loans syndicated during the same period in 2007. The Company will syndicate a loan, in certain instances, if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower.

The following table illustrates the flow in the loan portfolio during 2007 and 2008.  The Company collects commitment fees each time a loan is funded or renewed.  Hence the shorter the loan term, the greater the capacity to fund new loans and earn commitment fees.

Table 5 – Loan Principal Continuity
($ thousands)

	For the three months ended		For the six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Principal balance, beginning of period	335,445	261,307	290,193	279,426
Loans funded	72,043	58,690	149,436	84,510
Loans repaid and other	(47,994)	(68,092)	(80,135)	(112,031)
Principal balance, end of period	359,494	251,905	359,494	251,905

As at June 30, 2008, the portfolio was comprised of 93% first mortgages and 7% second mortgages.  The amount of the Company’s loans, secured by first or second mortgages, generally do not exceed 75% of the collateral value.  The following table outlines Quest’s continuing concentration on first mortgages:

Table 6 - Priority of Mortgage Security Charges(1) ($ thousands)
	June 30, 2008		December 31, 2007		June 30, 2007
Principal secured by:
First mortgages	315,217	93%	259,344	93%	185,930	84%
Second mortgages	25,431	7%	20,300	7%	35,415	16%

Total mortgages	340,648	100%	279,644	100%	221,345	100%

1.      Includes mortgage portion of loan portfolio only.

As at June 30, 2008, the mortgage portfolio is concentrated in western Canada, with loans in British Columbia representing 47% of the portfolio, the Prairies 46% and Ontario 7%.

The following table indicates the geographical composition of the Company’s mortgages at the stated period ends.
Table 7 - Geographic Location of Mortgages(1) ($ thousands)
	June 30, 2008		December 31, 2007		June 30, 2007
Principal outstanding:
British Columbia	161,388	47%	160,986	58%	112,886	51%
Prairies	157,878	46%	94,440	34%	81,898	37%
Ontario	21,382	7%	17,500	6%	22,135	10%
Other	-	0%	6,718	2%	4,426	2%

Total mortgages	340,648	100%	279,644	100%	221,345	100%

1.      Includes mortgage portion of loan portfolio only.

Management reviews the geographical composition of the loan portfolio on a regular basis and adjusts lending policies to reflect market conditions.

Credit quality and impaired loans

As part of the Company’s security, corporate and/or personal guarantees are generally required from the borrower.  Where in Quest’s opinion the real estate security alone is not as strong as management may require, additional collateral is obtained by way of collateral charges on other real estate and assets owned by the borrower or by letters of credit.  Management reviews the portfolio on a regular basis to confirm whether the quality of the underlying security is maintained and if credit conditions have deteriorated, suitable action is taken.

As at June 30, 2008, the Company had three impaired loans in the amount of $12.4 million (June 30, 2007 - $23.0 million) on which remedial action has been undertaken. In management’s opinion, the underlying security on these loans is of sufficient value to cover the Company’s investment.

The Company has commenced providing for a general allowance for loan losses in 2008. This general allowance represents a provision for unknown or unidentified, but probable, credit losses in the portfolio.

Quest has no exposure to US sub-prime mortgages or to any structured investment vehicles.  Quest also has no derivative instruments.

Future income taxes and other assets

Tax assets are comprised of losses carried forward and other tax deductions (see Critical Accounting Policies and Estimates).  The set up and utilization of future tax assets are non-cash items. The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future taxable income.    In 2008 to date, $0.9 million of previously recognized future tax assets were utilized and charged to expense in the income statement compared to $5.2 million in 2007. The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at June 30, 2008 include $8.8 million of restricted cash, of which $6.9 million was held in trust to fund borrower’s future interest payments.

Liabilities

Total liabilities at June 30, 2008 were $71 million as compared to $35.1 million, as at December 31, 2007 representing a 100% increase.  The largest component of total liabilities is the Company’s revolving debt facility.  As at June 30, 2008, $66.5 million had been drawn on the Company’s $88.0 million facility, as compared to $nil as at June 30, 2007.  Debt facilities are used to fund loans, as well as to bridge any gap between loan advances and loan repayments.

Capital management

Shareholders’ equity as at June 30, 2008 of $295.5 million is $4.9 million or 2% greater than that as at December 31, 2007 and is $7.2 million or 3% greater than that as at June 30, 2007.  During 2008, the Company has paid out $10.3 million in dividends, approximately 70% of its earnings before taxes. As discussed above, as a MIC, the Company intends to pay out sufficient dividends in 2008 and within 90 days after the end of 2008 to reduce taxable income to a negligible amount, after first deducting available losses and other tax deductions carried forward.  The Company’s current strategy is to grow through use of leverage and not through further accumulation of earnings or the issue of equity.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The Company’s Calgary office is leased on a month to month basis.  The total minimum lease payments for the years 2008 – 2012 are $2.3 million.  As well, the Company has committed to fund loan principal as at June 30, 2008 in the amount of $95 million (see note 5(d) to the interim consolidated financial statements).  The following table illustrates these obligations by period due:

Table 8 – Contractual obligations ($ thousands)	Obligations due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	2,276	313	1,173	790	-
Loan Commitments	95,000	95,000	-	-	-
Total	97,276	95,313	1,173	790	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS
Table 9 - Summary Of Quarterly Results ($ thousands, except per share amounts)
	Second Qtr 2008	First Qtr 2008	Fourth Qtr 2007	Third Qtr 2007	Second Qtr 2007	First Qtr 2007	Fourth Qtr 2006	Third Qtr 2006

Interest income	11,549	11,131	11,133	9,497	9,356	10,124	10,284	8,292
Other income	114	120	2,360	2,165	4,336	3,205	1,425	3,518
Income before taxes	8,053	7,484	8,156	7,782	10,735	9,315	7,918	9,087
Net Income	7,526	7,099	3,648	5,264	7,366	7,389	16,021	8,770
Basic Earnings Per Share	0.05	0.05	0.02	0.04	0.05	0.05	0.12	0.06
Total Assets	366,539	342,491	325,744	304,294	295,798	295,330	305,737	280,784
Total Liabilities	71,015	48,156	35,110	13,125	7,487	10,267	31,608	25,036

As disclosed previously, the Company divested itself of its management, corporate finance and investment operations during 2007.  Consequently, there are no revenues or expenses for such services for the three months ended June 30, 2008.  Historically, other income from these operations varied by quarter depending on the amount of management, advisory, and finder’s fees received and gains on sale of marketable securities and investments.  During the fourth quarter of 2006, net earnings were positively impacted by the recognition of a future tax asset of  $7.7 million, as a result of the likely realization of unused tax losses from future earnings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of a general allowance for loan losses, and, where required, specific allowances on impaired loans.  Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  This evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews the loan portfolio on at least a quarterly basis and specific provisions are established where required on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	the nature and quality of collateral and, if applicable, any guarantee;

•	secondary market value of the loan and the related collateral;

•	the overall financial strength of the borrower;

•	the length of time that the loan has been in arrears; and

•	the borrower’s plan, if any, with respect to restructuring the loan.

Commencing in 2008, the Company is establishing a general allowance for loan losses in order to be consistent with industry practice.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.  The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2008, the Company adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity manages as capital; see note 13 to the interim consolidated financial statements for the three and six months ended June 30, 2008.

Effective January 1, 2008, the Company has adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see notes 12 and 13 to the interim consolidated financial statements for the three and six months ended June 30, 2008 and 2007.  Also, refer to “risk and uncertainties” section of this MD&A.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 10 of its interim consolidated financial statements as at June 30, 2008 and for the three and six months ended June 30, 2008 and 2007.  Historically, certain directors or officers of Quest joined the boards of companies in which Quest had invested or to which Quest had provided bridge loan financing to ensure Quest’s interests were represented.  This strategy resulted in a number of related party transactions.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 7, 2008, the Company had the following common shares and stock options outstanding:

Common shares	146,789,711
Stock options	12,693,937

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the 2007 Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors.  The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	the employment of qualified and experienced loan originators and underwriters;

•	the investigation of the creditworthiness of all borrowers;

•	the engagement of qualified independent consultants such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures on overdue loans.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all loan applications between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at June 30, 2008, the largest loan in the Company’s loan portfolio was $27 million (8% of the Company’s loan portfolio); this was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an on-going basis.

The amount of the Company’s loans, secured by first or second mortgages, generally do not exceed 75% of the collateral value.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its liquidity risk by monitoring scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations.  In addition, the Company will syndicate a portion of its loans as part of its liquidity risk management.

As at June 30, 2008, the Company had drawn $66.5 million on its $88.0 million revolving debt facility and had future loan commitments of up to $95 million.  Further, as at June 30, 2008, 66% of the Company’s loan portfolio, being $238.5 million, was due within a year. In managements’ opinion, the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk arises as a result of changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is incurred if the value of real estate securing the Company’s loans falls to a level approaching the loan amounts.  Quest is subject to risks in its construction lending business if borrowers are not able to absorb rising costs of labour and materials.  In addition, the Company has loaned funds to a number of companies, which funds are used for development including the re-zoning in respect of the relevant project.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.  To manage these risks, management ensures that its mortgage origination team is aware of the market conditions that affect each mortgage application and the impact that any changes may have on security for a particular loan.  Management and the Board monitor changes in the market on an ongoing basis and adjust the Company’s lending practices and policies when necessary to reduce the impact of the above risks.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced off of Bank Prime Rate, the Company manages this risk through the pricing of certain of its loans also being based upon the Bank Prime Rate.  In addition, the Company will in some cases have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan varying from six months to two years, charging prepayment penalties and upfront commitment fees.

As at June 30, 2008, the Company had 11 variable rate loans priced off the Bank Prime Rate with an aggregate principal of $41.4 million and 52 fixed rate loans with an aggregate principal of $318.1 million.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Changes in Internal Disclosure Controls and Procedures

Effective May 9, 2008, Jim Grosdanis was appointed Chief Financial Officer of the Company. There were no other changes in the Company’s internal disclosure controls and procedures that occurred during the second quarter ended June 30, 2008 that have materially affected, or are reasonably likely to affect, the Company’s internal disclosure controls and procedures.  No changes were made in the Company’s internal controls over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company reviews its controls and procedures over financial reporting.  However, because of the inherent limitations in a control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this MD&A and include statements regarding our intent, beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.